

8 C1TY Blvd
Nashville, TN

Earnings Release
and Supplemental Report

Fourth Quarter 2024

Healthpeak® | DOC LISTED NYSE



The Boardwalk
San Diego, CA

TABLE OF
Contents

Healthpeak Properties Reports Fourth Quarter and Year Ended 2024 Results and Increases Cash Dividend

DENVER, February 3, 2025 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the fourth quarter and year ended December 31, 2024.

FOURTH QUARTER 2024 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.01 per share, Nareit FFO of $0.44 per share, FFO as Adjusted of $0.46 per share, AFFO of $0.40 per share, and Total Same-Store Portfolio Cash (Adjusted) NOI growth of 5.4%

– Healthpeak's Board of Directors declared a 1.7% increase in the Company's quarterly common stock cash dividend to $0.305 per share

– Fourth quarter new and renewal lease executions totaled 1.5 million square feet:
  - Outpatient medical new and renewal lease executions totaled 879,000 square feet with 83% retention and +2% cash releasing spreads on renewals
  - Lab new and renewal lease executions totaled 652,000 square feet with +30% cash releasing spreads on renewals

– Originated loans and other investments totaling up to approximately $126 million during the fourth quarter 2024 and through January 2025

– Executive management promotions and leadership transitions:
  - Promoted Kelvin Moses to Executive Vice President – Investments and Portfolio Management, and Tracy Porter to Executive Vice President and General Counsel
  - Pursuant to our long-term executive succession planning, Jeff Miller and Tom Klaritch will each be departing the Company after a transition and consulting role through December 31, 2025, and Mark Theine will lead Healthpeak's Outpatient Medical platform

– Extended maturity of $3 billion revolving credit facility to 2029

– Net Debt to Adjusted EBITDAre was 5.2x for the quarter ended December 31, 2024

FULL YEAR 2024 HIGHLIGHTS

– Net income of $0.36 per share, Nareit FFO of $1.61 per share, FFO as Adjusted of $1.81 per share, AFFO of $1.60 per share, and Total Same-Store Portfolio Cash (Adjusted) NOI growth of 5.4%

– Completed Physicians Realty Trust merger joining two leading outpatient platforms with a combined portfolio of nearly 50 million square feet
  - Achieved approximately $50 million of merger-related synergies during 2024, exceeding the mid-point of original 2024 synergy guidance by $10 million
  - Completed property management internalization in 14 markets totaling over 19 million square feet

– Record year of leasing with over 8 million square feet of executions:
  - Outpatient medical new and renewal lease executions totaled 6.2 million square feet with 88% retention and +7% cash releasing spreads on renewals
  - Lab executions totaled 2.1 million square feet with +11% cash releasing spreads on renewals

– Record year of CCRC performance with 21% same-store growth and $143 million of entry fee net cash receipts

– Closed on $1.3 billion of dispositions at a blended trailing cash capitalization rate of 6.4%

– As previously disclosed, commenced construction on three new outpatient developments totaling 213,000 square feet with total expected development costs of $90 million and 90% pre-leasing

– As previously disclosed, repurchased 10.5 million shares at a weighted average share price of $17.98 for $188 million

– As previously disclosed, entered into a new $750 million term loan and related swaps to fix the interest rate at 4.5% for the full five-year term of the loan and extended maturity of $3 billion revolving credit facility to 2029

– 2024 sustainability and responsible business recognitions include:
  - Obtained 6 new LEED certifications, 19 new ENERGY STAR certifications and 150 ENERGY STAR recertifications in 2024
  - Named an ENERGY STAR Partner of the Year for Sustained Excellence in 2024, marking our fourth time receiving the Partner of the Year award and first time being recognized for Sustained Excellence
  - Received a Green Star rating from the Global Real Estate Sustainability Benchmark ("GRESB") and named a constituent in the FTSE4Good Index for the thirteenth consecutive year
  - Named to *Newsweek*'s America's Most Responsible Companies list for the sixth consecutive year
  - Named a constituent S&P Global North America Dow Jones Sustainability Index for the twelfth consecutive year and named a constituent in the S&P Global Dow Jones Sustainability World Index for the fifth time
  - Named to the S&P Global Sustainability Yearbook for the ninth consecutive year

  To learn more about Healthpeak's commitment to responsible business and view our 2023 Corporate Impact Report, please visit www.healthpeak.com/corporate-impact.

FOURTH QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended December 31, 2024		Three Months Ended December 31, 2023	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 4,400	$ 0.01	$ 70,787	$ 0.13
Nareit FFO, diluted	311,396	0.44	263,810	0.48
FFO as Adjusted, diluted	329,264	0.46	252,639	0.46
AFFO, diluted	288,775	0.40	196,622	0.36

FULL YEAR COMPARISON

(in thousands, except per share amounts)	Year Ended December 31, 2024		Year Ended December 31, 2023	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 242,491	$ 0.36	$ 304,284	$ 0.56
Nareit FFO, diluted	1,108,941	1.61	994,574	1.79
FFO as Adjusted, diluted	1,247,929	1.81	987,708	1.78
AFFO, diluted	1,103,179	1.60	847,358	1.53

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "December 31, 2024 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and full-year Merger-Combined SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Outpatient Medical	3.1%	54.8%	3.2%	55.9%
Lab	4.9%	34.8%	5.0%	33.9%
CCRC	22.3%	10.4%	20.8%	10.2%
Total Merger-Combined SS Cash (Adjusted) NOI	**5.4%**	**100.0%**	**5.4%**	**100.0%**

DIVIDEND

On February 3, 2025, Healthpeak's Board of Directors declared a 1.7% increase in the Company's quarterly cash dividend on its common stock, from $0.30 per share to $0.305 per share. On an annualized basis, the first quarter dividend represents a distribution of $1.22 per common share.

The first quarter dividend is payable on February 26, 2025, to stockholders of record as of the close of business on February 14, 2025.

TRANSITION TO A MONTHLY DIVIDEND

Beginning April 2025, Healthpeak's Board of Directors is expected to authorize a monthly dividend in the amount of approximately $0.10167 per share (or $0.305 per share for the quarter). The change from a quarterly dividend to a monthly dividend provides investors with reliable monthly payments while more closely aligning with the timing of the Company's rental receipts. Future dividends are at the discretion of Healthpeak's Board of Directors.

PHYSICIANS REALTY TRUST MERGER INTEGRATION

During 2024, the company completed internalization of property management across 14 markets totaling over 19 million square feet, bringing in-house over 100 property management employees. Healthpeak now internally property manages approximately 24 million square feet with additional markets planned for 2025 and beyond.

Healthpeak achieved approximately $50 million of merger-related synergies during 2024, exceeding the mid-point of original 2024 synergy guidance by $10 million.

LIFE SCIENCE LEASING UPDATE

During the fourth quarter 2024, Healthpeak executed lab lease agreements totaling 652,000 square feet, bringing full year 2024 lease executions to 2.1 million square feet.

Highlights of the fourth quarter leasing activity includes:
- 130,000 square feet of renewal leasing in Torrey Pines at a blended positive 45% cash releasing spread
- 84,000 square feet in west Sorrento Mesa, including converting the previously disclosed 33,000 square foot LOI at Directors Place into a signed new lease
- New lease executions during the fourth quarter included 268,000 square feet of previously disclosed activity at the Portside and Vantage campuses in South San Francisco

Subsequent to the fourth quarter, Healthpeak converted the previously disclosed 33,000 square foot LOI at Gateway into a signed new lease.

INVESTMENT, DISPOSITIONS, AND LOAN REPAYMENT ACTIVITY

INVESTMENTS

In October 2024, Healthpeak originated a $15 million loan on a 200,000 square foot outpatient medical campus in Minneapolis, Minnesota. The interest rate on the loan is 11%. Healthpeak retains certain purchase rights on the campus.

In December 2024, Healthpeak originated a secured development loan on a 90,000 square foot outpatient medical building in Plano, Texas. The development is 100% pre-leased to an oncology affiliate of McKesson Corporation and is adjacent to the Baylor Scott & White Regional Medical Center. Total funding available to the borrower under the four-year loan is approximately $36 million with an 8% interest rate. Through January 2025, there was no balance outstanding under the loan. Healthpeak retains certain purchase rights on the development project.

In January 2025, Healthpeak originated a secured loan to provide the borrower funding for the acquisition and redevelopment of a lab building in the Torrey Pines submarket of San Diego, California. Total funding available under the four-year loan is $75 million with an 8% interest rate. Through January 2025, $28 million has been funded. Healthpeak retains certain purchase rights on the lab building.

DISPOSITIONS AND LOAN REPAYMENTS

In November 2024, Healthpeak sold three outpatient medical buildings, including two previously disclosed buildings placed under contract in July 2024, for $35 million.

In January 2025, Healthpeak received loan repayments of $63 million at a blended interest rate of 11%.

EXECUTIVE MANAGEMENT PROMOTIONS AND LEADERSHIP TRANSITIONS

EXECUTIVE MANAGEMENT PROMOTIONS

- Kelvin Moses was promoted to Executive Vice President – Investments and Portfolio Management, effective March 1, 2025. In this role, he will continue to support Healthpeak's investments and transactions, as well as lead Healthpeak's portfolio management platform. Mr. Moses has been with Healthpeak for seven years and served in a variety of investment, operations, and development roles. Prior to joining Healthpeak, Mr. Moses worked at Barclays in the global healthcare and real estate investment banking groups.
- Tracy Porter was promoted to Executive Vice President and General Counsel, effective March 1, 2025, succeeding Jeff Miller in that role. Ms. Porter has been with Healthpeak for 12 years, most recently as Senior Vice President and Deputy General Counsel. Prior to joining Healthpeak, Ms. Porter was a member of the real estate practice group at Latham & Watkins LLP.

LEADERSHIP TRANSITIONS

As part of Healthpeak's long-term succession plan, Tom Klaritch, Chief Operating Officer, and Jeff Miller, General Counsel, will depart the Company on December 31, 2025. Each executive will step down from his current role on March 1, 2025, and serve in a transition and consulting role through the end of 2025.

Mark Theine will lead Healthpeak's Outpatient Medical platform, effective March 1, 2025. Mr. Theine, Senior Vice President – Outpatient Medical, joined Healthpeak in 2024, having previously served as Executive Vice President – Asset Management at Physicians Realty Trust from the company's IPO in 2013 until its merger with Healthpeak in 2024. In his role, Mr. Theine will lead all aspects of asset management, operations, and leasing for our Outpatient Medical segment.

"I am pleased to announce the new leadership roles for Kelvin, Tracy, and Mark, who will help drive the next stage of Healthpeak's growth. Our thoughtful succession planning process advances new generations of leaders through a seamless transition," said Scott Brinker, the Company's President and Chief Executive Officer. "We would like to thank Tom and Jeff for their invaluable service to Healthpeak. Tom's leadership of our outpatient medical platform over the last 25 years has positioned us as a leader in the outpatient sector. Jeff's positive contributions have broadly impacted our organization over the last six years through his leadership roles in senior housing, development, and legal. Tom and Jeff have imparted a legacy of excellence that serves as a strong foundation for our new leaders."

2025 GUIDANCE

For full year 2025, we have established the following Guidance ranges:
- Diluted earnings per common share of $0.30 – $0.36
- Diluted Nareit FFO per share of $1.81 – $1.87
- Diluted FFO as Adjusted per share of $1.81 – $1.87
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth from 3.0% – 4.0%

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2025. For additional details and assumptions, please see page 12 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Tuesday, February 4, 2025, at 8:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:
- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/488287711. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (800) 715-9871.

An archive of the webcast will be available on Healthpeak's website through February 3, 2026, and a telephonic replay can be accessed through February 11, 2025, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2025 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends that may increase construction, labor and other operating costs; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; our ability to satisfy environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; changes in federal, state, or local laws or regulations that may limit our opportunities to participate in the ownership of, or investment in, healthcare real estate; our ability to successfully integrate our operations with Physicians Realty Trust and realize the anticipated synergies of our merger with Physicians Realty Trust and benefits of property management internalization; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

		December 31, 2024		December 31, 2023
Assets				
Real estate:				
Buildings and improvements	$	16,115,283	$	13,329,464
Development costs and construction in progress		880,393		643,217
Land and improvements		2,918,758		2,647,633
Accumulated depreciation and amortization		(4,083,030)		(3,591,951)
Net real estate		15,831,404		13,028,363
Loans receivable, net of reserves of $10,499 and $2,830		717,190		218,450
Investments in and advances to unconsolidated joint ventures		936,814		782,853
Accounts receivable, net of allowance of $2,243 and $2,282		76,810		55,820
Cash and cash equivalents		119,818		117,635
Restricted cash		64,487		51,388
Intangible assets, net		817,254		314,156
Assets held for sale, net		7,840		117,986
Right-of-use asset, net		424,173		240,155
Other assets, net		942,465		772,044
Total assets	$	**19,938,255**	$	**15,698,850**
Liabilities and Equity				
Bank line of credit and commercial paper	$	150,000	$	720,000
Term loans		1,646,043		496,824
Senior unsecured notes		6,563,256		5,403,378
Mortgage debt		356,750		256,097
Intangible liabilities, net		191,884		127,380
Liabilities related to assets held for sale, net		—		729
Lease liability		307,220		206,743
Accounts payable, accrued liabilities, and other liabilities		725,342		657,196
Deferred revenue		940,136		905,633
Total liabilities	$	**10,880,631**	$	**8,773,980**
Commitments and contingencies				
Redeemable noncontrolling interests		2,610		48,828
Common stock, $1.00 par value: 1,500,000,000 and 750,000,000 shares authorized; 699,485,139 and 547,156,311 shares issued and outstanding		699,485		547,156
Additional paid-in capital		12,847,252		10,405,780
Cumulative dividends in excess of earnings		(5,174,279)		(4,621,861)
Accumulated other comprehensive income (loss)		28,818		19,371
Total stockholders' equity		8,401,276		6,350,446
Joint venture partners		315,821		310,998
Non-managing member unitholders		337,917		214,598
Total noncontrolling interests		653,738		525,596
Total equity	$	**9,055,014**	$	**6,876,042**
Total liabilities and equity	$	**19,938,255**	$	**15,698,850**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended December 31,		Year ended December 31,	
	2024	**2023**	**2024**	**2023**
Revenues:				
Rental and related revenues	$ 535,131	$ 412,332	$ 2,087,196	$ 1,631,805
Resident fees and services	145,963	136,341	568,475	527,417
Interest income and other	16,894	4,979	44,778	21,781
Total revenues	697,988	553,652	2,700,449	2,181,003
Costs and expenses:				
Interest expense	70,508	52,784	280,430	200,331
Depreciation and amortization	274,469	188,544	1,057,205	749,901
Operating	277,026	224,401	1,074,861	902,060
General and administrative	23,929	21,556	97,162	95,132
Transaction and merger-related costs	10,572	14,417	132,685	17,515
Impairments and loan loss reserves (recoveries), net	11,632	(5,445)	22,978	(5,601)
Total costs and expenses	668,136	496,257	2,665,321	1,959,338
Other income (expense):				
Gain (loss) on sales of real estate, net	(8,929)	—	178,695	86,463
Other income (expense), net	(24,157)	2,600	59,345	6,808
Total other income (expense), net	(33,086)	2,600	238,040	93,271
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	(3,234)	59,995	273,168	314,936
Income tax benefit (expense)	14,014	11,842	(4,350)	9,617
Equity income (loss) from unconsolidated joint ventures	(108)	3,558	(1,515)	10,204
Net income (loss)	**10,672**	**75,395**	**267,303**	**334,757**
Noncontrolling interests' share in earnings	(6,125)	(4,451)	(24,161)	(28,748)
Net income (loss) attributable to Healthpeak Properties, Inc.	**4,547**	**70,944**	**243,142**	**306,009**
Participating securities' share in earnings	(147)	(157)	(758)	(1,725)
Net income (loss) applicable to common shares	**$ 4,400**	**$ 70,787**	**$ 242,384**	**$ 304,284**
Earnings (loss) per common share:				
Basic	$ 0.01	$ 0.13	$ 0.36	$ 0.56
Diluted	$ 0.01	$ 0.13	$ 0.36	$ 0.56
Weighted average shares outstanding:				
Basic	699,457	547,091	675,680	547,006
Diluted	699,596	547,361	676,233	547,275

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2024	**2023**	**2024**	**2023**
Net income (loss) applicable to common shares	$ 4,400	$ 70,787	$ 242,384	$ 304,284
Real estate related depreciation and amortization	274,469	188,544	1,057,205	749,901
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,441	6,723	44,961	24,800
Noncontrolling interests' share of real estate related depreciation and amortization	(4,622)	(4,610)	(18,328)	(18,654)
Loss (gain) on sales of depreciable real estate, net	8,929	—	(178,695)	(86,463)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	—	11,546
Loss (gain) upon change of control, net[1]	—	—	(77,548)	(234)
Taxes associated with real estate dispositions[2]	(1,879)	—	9,633	—
Impairments (recoveries) of depreciable real estate, net	13,118	—	13,118	—
Nareit FFO applicable to common shares	306,856	261,444	1,092,730	985,180
Distributions on dilutive convertible units and other	4,540	2,366	16,211	9,394
Diluted Nareit FFO applicable to common shares	$ 311,396	$ 263,810	$ 1,108,941	$ 994,574
Diluted Nareit FFO per common share	$ 0.44	$ 0.48	$ 1.61	$ 1.79
Weighted average shares outstanding - Diluted Nareit FFO	714,648	554,635	689,638	554,559
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[3]	$ 6,181	$ 10,842	$ 115,105	$ 13,835
Other impairments (recoveries) and other losses (gains), net[4]	(2,360)	(4,407)	9,381	(3,850)
Restructuring and severance-related charges	—	—	—	1,368
Casualty-related charges (recoveries), net[5]	25,260	(3,424)	25,848	(4,033)
Recognition (reversal) of valuation allowance on deferred tax assets[6]	(11,196)	(14,194)	(11,196)	(14,194)
Total adjustments	17,885	(11,183)	139,138	(6,874)
FFO as Adjusted applicable to common shares	324,741	250,261	1,231,868	978,306
Distributions on dilutive convertible units and other	4,523	2,378	16,061	9,402
Diluted FFO as Adjusted applicable to common shares	$ 329,264	$ 252,639	$ 1,247,929	$ 987,708
Diluted FFO as Adjusted per common share	$ 0.46	$ 0.46	$ 1.81	$ 1.78
Weighted average shares outstanding - Diluted FFO as Adjusted	714,648	554,635	689,638	554,559

(1) The year ended December 31, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The year ended December 31, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California, partially offset by income tax benefit related to the disposition of a portfolio comprised of a land parcel and various vacant buildings on certain of our CCRC campuses.

(3) The three months and years ended December 31, 2024 and 2023 includes costs related to the merger, which are primarily comprised of advisory, legal, accounting, tax, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. These costs were partially offset by termination fee income for the three months and years ended December 31, 2024 and 2023 associated with Graphite Bio, Inc., which later merged with LENZ Therapeutics, Inc. in March 2024, for which the lease terms were modified to accelerate expiration of the lease to December 2024. Termination fee income is included in rental and related revenues on the Consolidated Statements of Operations, but is excluded from Portfolio Cash Real Estate Revenues and FFO as Adjusted.

(4) The three months and year ended December 31, 2024 and 2023 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) During the three months and year ended December 31, 2024, the Company incurred casualty-related charges associated with Hurricane Milton. Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

(6) The three months and year ended December 31, 2024 includes the release of a valuation allowance and recognition of a corresponding income tax benefit in connection with a merger of certain taxable REIT subsidiaries. During the three months and year ended December 31, 2023, in conjunction with classifying the assets related to the Callan Ridge JV as held for sale as of December 31, 2023, we concluded it was more likely than not that we would realize the future value of certain deferred tax assets generated by the net operating losses of taxable REIT subsidiaries. Accordingly, during the three months and year ended December 31, 2023, we recognized the reversal of a portion of the associated valuation allowance and recognized a corresponding income tax benefit.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2024	**2023**	**2024**	**2023**
FFO as Adjusted applicable to common shares	$ 324,741	$ 250,261	$ 1,231,868	$ 978,306
Stock-based compensation amortization expense	3,608	3,513	15,543	14,480
Amortization of deferred financing costs and debt discounts (premiums)	9,727	3,088	28,974	11,916
Straight-line rents[1]	(8,385)	(1,677)	(41,276)	(14,387)
AFFO capital expenditures	(39,040)	(47,332)	(115,784)	(113,596)
Deferred income taxes	3,846	117	6,176	(816)
Amortization of above (below) market lease intangibles, net	(7,430)	(5,525)	(30,755)	(25,791)
Other AFFO adjustments	(2,832)	(7,486)	(7,778)	(9,335)
AFFO applicable to common shares	284,235	194,959	1,086,968	840,777
Distributions on dilutive convertible units and other	4,540	1,663	16,211	6,581
Diluted AFFO applicable to common shares[2]	$ 288,775	$ 196,622	$ 1,103,179	$ 847,358
Diluted AFFO per common share[2]	$ 0.40	$ 0.36	$ 1.60	$ 1.53
Weighted average shares outstanding - Diluted AFFO	714,648	552,810	689,638	552,734

(1) The year ended December 31, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This activity is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.

(2) Beginning in the first quarter of 2025, we will report AFFO under our revised definition, which includes an adjustment for CCRC non-refundable entrance fee cash collections in excess of the related amortization. Under this revised definition, diluted AFFO applicable to common shares would be $311.9 million and $205.5 million, respectively, and diluted AFFO per common share would be $0.44 and $0.37, respectively, for the three months ended December 31, 2024 and 2023. Under this revised definition, diluted AFFO applicable to common shares would be $1.16 billion and $890.8 million, respectively, and diluted AFFO per common share would be $1.68 and $1.61, respectively, for the years ended December 31, 2024 and 2023.

2025 Guidance Information[1]

Projected full year 2025, dollars in millions, except per share amounts

	FY 2025 Guidance February 3, 2025
2025 Guidance Ranges and Supplemental Information	
Diluted earnings per common share	$0.30 – $0.36
Diluted Nareit FFO per common share	$1.81 – $1.87
Diluted FFO as adjusted per common share	$1.81 – $1.87
Total Year-Over-Year Merger-Combined Same-Store Cash (Adjusted) NOI Growth[2]	3.00% – 4.00%
Other Key Assumptions[3]	
General and administrative (excl. restructuring and severance-related charges)	$95
Interest expense (net of capitalized interest)	$315
Sources and Uses[3]	
LOC draw / debt issuance	$1,500
Sales and loan repayments[4]	$100
Retained earnings	$300
Total Sources	$1,900
Bond maturities	$800
Investments[5]	$500
Development, redevelopment and revenue enhancing capex[6]	$600
Total Uses	$1,900

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout this Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.
(2) Merger-Combined Same-Store Guidance includes properties acquired through the merger with Physicians Realty Trust as though the properties that meet our same-store definition had been owned for all of 2024. Components of same-store guidance: Outpatient Medical 2.50% - 3.50%; Lab 3.00% - 4.00%; CCRC 4.00% - 8.00%.
(3) Based on approximate midpoints.
(4) Includes the repayment in January 2025 of a $48 million senior housing seller financing loan with a 12% interest rate and a $15 million secured loan with an 8% interest rate.
(5) Includes initial funding of $28 million related to a $75 million secured loan investment for a lab building in San Diego, California.
(6) Includes our share of unconsolidated JVs.

Portfolio Summary

As of and for the quarter ended December 31, 2024, dollars and square feet in thousands

	Property Count	Capacity[1]	Occupancy %[2]	Portfolio Investment	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Interest Income	Portfolio Income
Operating Portfolio								
Outpatient Medical	519	37,048 Sq. Ft.	92.2	$ 10,515,296	$ 301,759	$ (104,711)	$ —	$ 197,048
Lab	111	9,716 Sq. Ft.	97.5	7,816,626	210,612	(64,027)	—	146,585
CCRC[3]	15	7,060 Units	85.8	2,407,707	145,963	(109,917)	—	36,046
SWF SH JVs	19	3,354 Units	81.4	480,467	21,750	(16,136)	—	5,614
	664			$ **21,220,095**	$ **680,083**	$ **(294,790)**	$ **—**	$ **385,293**
Developments & Redevelopments[4]								
Outpatient Medical	5	406 Sq. Ft.	—	$ 97,637	$ —	$ —	$ —	$ —
Lab	28	1,720 Sq. Ft.	—	1,446,621	—	—	—	—
	33			$ **1,544,258**	$ **—**	$ **—**	$ **—**	$ **—**
Land held for development								
Outpatient Medical	—	—	—	$ 6,942	$ —	$ —	$ —	$ —
Lab	—	—	—	750,121	—	—	—	—
	—			$ **757,063**	$ **—**	$ **—**	$ **—**	$ **—**
Debt Investments	**—**			$ **688,797**	$ **—**	$ **—**	$ **15,199**	$ **15,199**
Total								
Outpatient Medical	524	37,454 Sq. Ft.	—	$ 10,619,874	$ 301,759	$ (104,711)	$ —	$ 197,048
Lab	139	11,435 Sq. Ft.	—	10,013,369	210,612	(64,027)	—	146,585
CCRC[3]	15	7,060 Units	—	2,407,707	145,963	(109,917)	—	36,046
Other	19	3,354 Units	—	1,169,263	21,750	(16,136)	15,199	20,813
	697			$ **24,210,213**	$ **680,083**	$ **(294,790)**	$ **15,199**	$ **400,492**

(1) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(2) Occupancy for Outpatient Medical and Lab is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale and assets in development or redevelopment.

(3) Portfolio Investment in the table represents Gross Portfolio Investment. Net of the related liabilities of $615.7 million for Non-Refundable Entrance Fees ("NREFs") and $236.6 million refundable Entrance Fees, Net Portfolio Investment would be $1.6 billion.

(4) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Operating Portfolio section above.

Merger-Combined Same-Store[1]

As of December 31, 2024, dollars and square feet in thousands

MERGER-COMBINED SAME-STORE

		4Q23	1Q24	2Q24	3Q24	4Q24	Year-Over-Year Growth	Sequential Growth
			Three-Month Same-Store					
Total Merger-Combined Same-Store								
Same-Store Cash Real Estate Revenues	$	579,020 $	588,133 $	596,709 $	607,049 $	610,725	5.5%	0.6%
Same-Store Cash Operating Expenses		(246,466)	(248,981)	(251,762)	(260,553)	(260,077)	5.5%	(0.2%)
Same-Store Cash (Adjusted) NOI	$	**332,554** $	**339,152** $	**344,947** $	**346,497** $	**350,647**	**5.4%**	**1.2%**
Outpatient Medical								
Property Count		512	512	512	512	512		
Square Feet		36,532	36,540	36,541	36,546	36,545		
Occupancy %		92.3	92.2	92.4	92.2	92.2	-10 bps	—
Same-Store Cash Real Estate Revenues	$	280,727 $	284,967 $	287,738 $	290,876 $	293,217	4.4%	0.8%
Same-Store Cash Operating Expenses		(94,218)	(97,280)	(98,055)	(98,525)	(100,908)	7.1%	2.4%
Same-Store Cash (Adjusted) NOI	$	**186,509** $	**187,687** $	**189,683** $	**192,351** $	**192,309**	**3.1%**	**—%**
Lab								
Property Count		107	107	107	107	107		
Square Feet		8,302	8,302	8,306	8,306	8,306		
Occupancy %		97.5	97.8	97.8	97.6	97.7	20 bps	10 bps
Same-Store Cash Real Estate Revenues	$	162,210 $	164,688 $	168,386 $	173,633 $	171,850	5.9%	(1.0%)
Same-Store Cash Operating Expenses		(45,892)	(46,706)	(46,939)	(53,038)	(49,878)	8.7%	(6.0%)
Same-Store Cash (Adjusted) NOI	$	**116,318** $	**117,982** $	**121,447** $	**120,595** $	**121,973**	**4.9%**	**1.1%**
CCRC								
Property Count		15	15	15	15	15		
Units		7,085	7,076	7,049	7,048	7,048		
Occupancy %		84.9	85.2	85.4	85.1	85.8	90 bps	70 bps
Same-Store Cash Real Estate Revenues	$	136,083 $	138,478 $	140,584 $	142,541 $	145,658	7.0%	2.2%
Same-Store Cash Operating Expenses		(106,356)	(104,995)	(106,767)	(108,990)	(109,291)	2.8%	0.3%
Same-Store Cash (Adjusted) NOI	$	**29,727** $	**33,483** $	**33,817** $	**33,551** $	**36,366**	**22.3%**	**8.4%**

(1) Same-Store presented combines properties from both Healthpeak and Physicians Realty Trust as though the properties that meet our same-store definition had been owned for all of 2023 and 2024. See the Glossary for our Merger-Combined Same-Store definition.

Capitalization and Debt Ratios

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	December 31, 2024		
	Shares	Price	Total Value
Common stock (NYSE: DOC)	699,485	$ 20.27	$ 14,178,561
Convertible partnership and OP units	13,586	20.27	275,388
Total Market Equity	**713,071**		**$ 14,453,949**
Consolidated Debt			8,716,049
Total Market Equity and Consolidated Debt	**713,071**		**$ 23,169,998**
Share of unconsolidated JV debt			186,767
Total Market Equity and Enterprise Debt	**713,071**		**$ 23,356,765**

DEBT RATIOS

	Twelve Months Ended December 31, 2024
Net Debt to Adjusted EBITDAre[1]	5.3x
Floating Rate Debt %	2.9%
Net Floating Rate Debt %[2]	0.1%
Adjusted Fixed Charge Coverage[1]	4.4x
Financial Leverage	35.4%
Secured Debt Ratio	2.2%

FINANCIAL COVENANTS[3]

	Bank Line of Credit	
	Requirement	Actual Compliance
Leverage Ratio	No greater than 60%	36%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	39%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	4.5x
Tangible Net Worth ($ billions)	No less than $7.7B	$13.7B

LIQUIDITY

	December 31, 2024
Cash and Cash Equivalents	$ 119,818
Availability under Credit Facility	3,000,000
Less: Commercial Paper Borrowings	(150,000)
Total Liquidity as of December 31, 2024	**$ 2,969,818**

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)

(1) Beginning in the first quarter of 2025, we will report Adjusted EBITDAre under our revised definition, which includes an adjustment for CCRC non-refundable entrance fee cash collections in excess of the related amortization. Under this revised definition, Net Debt to Adjusted EBITDAre would be 5.1x and Adjusted Fixed Charge Coverage would be 4.5x for the twelve months ended December 31, 2024.
(2) Net floating rate debt is also net of variable rate loans receivable.
(3) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section above.

Indebtedness

As of December 31, 2024, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

| | Bank LOC, Commercial Paper[1] | Term Loans | | Senior Unsecured Notes | | Mortgage Debt | | Consolidated Debt | Share of Unconsolidated JV Debt[3] | Enterprise Debt | |
		Amounts	Rate %[2]	Amounts	Rate %[2]	Amounts	Rate %[2]			Amounts	Rate %[2]
2025	$ —	$ —	—	$ 800,000 [4]	3.92	$ 7,432	6.28	$ 807,432	$ 91,518	$ 898,950	4.39
2026	—	—	—	650,000	3.40	344,999	5.13	994,999	100,257	1,095,256	4.11
2027	—	500,000	3.76	850,000	3.23	842	5.59	1,350,842	—	1,350,842	3.43
2028	—	400,000	4.44	850,000	3.53	2,775	5.34	1,252,775	—	1,252,775	3.83
2029	150,000	750,000	4.66	650,000	3.65	—	—	1,550,000	—	1,550,000	4.24
2030	—	—	—	750,000	3.14	—	—	750,000	—	750,000	3.14
2031	—	—	—	1,100,000	4.12	—	—	1,100,000	—	1,100,000	4.12
2032	—	—	—	750,000	5.49	—	—	750,000	—	750,000	5.49
2033	—	—	—	—	—	—	—	—	—	—	—
2034	—	—	—	—	—	—	—	—	—	—	—
Thereafter	—	—	—	300,000	6.87	—	—	300,000	—	300,000	6.87
	$ 150,000	$1,650,000		$ 6,700,000		$ 356,048		$ 8,856,048	$ 191,775	$ 9,047,823	
Premium, (discounts), and debt Issuance costs, net	—	(3,957)		(136,744)		702		(139,999)	(5,008)	(145,008)	
	$ 150,000	$1,646,043		$ 6,563,256		$ 356,750		$ 8,716,049	$ 186,767	$ 8,902,816	
Weighted average interest rate %[2]	4.65	4.33		3.96		5.16		4.09	6.12	4.15	
Weighted average maturity in years	4.1	3.4		4.6		1.7		4.2	1.3	4.2	

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 19, 2029 and contains two six-month extension options. It accrues interest at SOFR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the availability under the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) Represents the weighted-average interest rate as of the end of the applicable period, including amortization of debt premiums (discounts) and debt issuance costs.

(3) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

(4) In February 2025, the Company repaid $348 million aggregate principal amount of 3.40% senior unsecured notes at maturity.

Investment Summary

As of and for the year ended December 31, 2024, dollars and square feet in thousands

INVESTMENT SUMMARY

	Three Months Ended December 31, 2024	Twelve Months Ended December 31, 2024
Development fundings	45,729	216,893
Redevelopment fundings	33,057	115,263
Total	**$ 78,786**	**$ 332,156**

DISPOSITIONS

	Quarter	Capacity (Sq. Ft.)	Property Count	Property Type	Sales Price	Capitalization Rate
San Diego, CA	1Q24	185	2	Lab	$ 153,319	
Various OM (AZ, TX)	1Q24	164	2	Outpatient Medical	29,250	
Poway, CA	2Q24	702	7	Lab	180,000	
Various OM (CA, OR, NC, NE)	2Q24	527	11	Outpatient Medical	178,798	
Various OM (OH, NE, ND, NY)	3Q24	2,665	59	Outpatient Medical	674,330	
Various OM (OH, ND, FL)	4Q24	123	3	Outpatient Medical	34,485	
Miscellaneous CCRC	4Q24	—	—	CCRC	11,750	
Total			**84**		**$ 1,261,931**	**6.4%**



Cambridge Discovery Park
Boston, MA
BOMA TOBY Boston Winner

Developments and Redevelopments

As of December 31, 2024, dollars and square feet in thousands; includes JV project dollars at share

DEVELOPMENT PROJECTS IN PROCESS

Project[1][2]	MSA	Property Type	Property Count		CIP		Cost to Complete		Estimated Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Initial Occupancy
Vantage - Phase I[3]	San Francisco, CA	Lab	1	$	161,790	$	20,210	$	182,000	169	37 [3]	4Q25
Gateway at Directors Science Park	San Diego, CA	Lab	1		126,303		24,697		151,000	166	44	3Q25
Callan Ridge[4]	San Diego, CA	Lab	2		40,168		10,832		51,000	185	100	3Q25
Galen Aurora	Denver, CO	Outpatient Medical	1		31,505		8,495		40,000	72	100	2Q25
McKinney	Dallas, TX	Outpatient Medical	1		23,325		26,675		50,000	120	62	2Q25
Brandon	Tampa, FL	Outpatient Medical	1		10,057		16,943		27,000	72	70	4Q25
Pooler	Savannah, GA	Outpatient Medical	1		10,810		15,190		26,000	63	100	3Q25
KC Research School of Nursing	Kansas City, MO	Outpatient Medical	1		13,903		23,097		37,000	79	100	4Q25
Total			**9**	**$**	**417,860**	**$**	**146,140**	**$**	**564,000**	**926**	**71**	

REDEVELOPMENT PROJECTS IN PROCESS

Project[5]	MSA	Property Type	Property Count		CIP		Cost to Complete		Estimated Total at Completion[6]	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Estimated Completion Date
Portside at Oyster Point[7]	San Francisco, CA	Lab	3	$	52,635	$	115,365	$	168,000	314	67	3Q25 - 2Q28
Pointe Grand[8]	San Francisco, CA	Lab	6		21,557		72,443		94,000	227	27	2Q25 - 4Q26
Directors Science Park	San Diego, CA	Lab	3		7,147		18,853		26,000	161	21	3Q25 - 3Q26
Other Redevelopments	Various	Lab	12		26,618		106,382		133,000	498	18	1Q25 - 1Q27
Total			**24**	**$**	**107,957**	**$**	**313,043**	**$**	**421,000**	**1,200**	**33**	

(1) The blended Projected Stabilized Cash Yield on Development is approximately 7%.
(2) During the quarter, Dunwoody totaling 60,000 square feet and Savannah totaling 70,000 square feet were completed and placed in service.
(3) Total project capacity and Development costs for Vantage - Phase I are 346,000 square feet and $438 million, respectively, including 178,000 square feet / $256 million placed in service through 4Q24. During the quarter, Vantage - Phase I generated non-stabilized Portfolio Cash (Adjusted) NOI of $3.5 million. In total, Vantage - Phase I development is 70% leased.
(4) In January 2024, Healthpeak formed a 65% Breakthrough / 35% Healthpeak joint venture for the two Callan Ridge properties. Cash rental payments for the first building commenced July 2023 and cash rental payments for the second building began July 2024. Initial occupancy of 3Q25 is delayed due to tenant-driven delays with tenant improvements within both buildings.
(5) Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9% to 12% for Redevelopments.
(6) Tenant improvement costs are excluded for unleased portions of the redevelopment. These costs will be added to the estimated total at completion upon lease execution.
(7) Total project costs for Portside at Oyster Point increased by $63 million for tenant improvements on leases executed during the quarter, net of reductions in base building scope.
(8) Includes one wholly owned property and five properties that are part of our seven property 70% Healthpeak / 30% partner joint venture in our Pointe Grand campus. On the joint venture, Healthpeak will earn customary asset management and development fees, a preferred return during the redevelopment period, and its 70% share of property NOI following completion of the project.

Capital Expenditures[1]

For the three and twelve months ended December 31, 2024, dollars in thousands

FOURTH QUARTER	Outpatient Medical		Lab		CCRC		Other		Total	
Portfolio at share										
Recurring Capital Expenditures	$	7,984	$	4,812	$	9,349	$	1,507	$	23,652
Tenant improvements		4,887		2,949		—		—		7,836
Lease commissions		4,931		1,072		—		—		6,003
AFFO capital expenditures[2]	$	**17,801**	$	**8,833**	$	**9,349**	$	**1,507**	$	**37,491**
Revenue Enhancing Capital Expenditures		30,954		30,092		15,091		1,944		78,081
Casualty related capital expenditures		—		—		—		2,933		2,933
Initial Capital Expenditures ("ICE")		17,689		—		—		—		17,689
Development[3]		31,854		13,875		—		—		45,729
Redevelopment[3]		—		33,057		—		—		33,057
Capitalized interest		3,898		17,071		—		—		20,968
Total capital expenditures	$	**102,196**	$	**102,928**	$	**24,440**	$	**6,385**	$	**235,950**

FULL YEAR	Outpatient Medical		Lab		CCRC		Other		Total	
Portfolio at share										
Recurring Capital Expenditures	$	15,218	$	7,336	$	20,956	$	3,524	$	47,034
Tenant improvements		29,831		6,932		—		—		36,763
Lease commissions		16,477		10,860		—		—		27,337
AFFO capital expenditures[2]	$	**61,526**	$	**25,128**	$	**20,956**	$	**3,524**	$	**111,134**
Revenue Enhancing Capital Expenditures		87,380		53,446		39,427		4,098		184,352
Casualty related capital expenditures		—		—		4,225		2,933		7,158
Initial Capital Expenditures ("ICE")		36,612		—		—		—		36,612
Development[3]		118,597		98,297		—		—		216,893
Redevelopment[3]		938		114,325		—		—		115,263
Capitalized interest		5,742		64,101		—		—		69,843
Total capital expenditures	$	**310,795**	$	**355,297**	$	**64,607**	$	**10,555**	$	**741,255**

(1) Excludes corporate capitalized costs such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) Includes AFFO capital expenditures on unconsolidated JVs of $2.1 million for the quarter and $5.4 million for the full year. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures of $0.5 million for the quarter and $1.9 million for the full year, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(3) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the quarter ended December 31, 2024, dollars in thousands

TOP 20 MARKETS

Market	Portfolio Cash (Adjusted) NOI	% of Total Portfolio Cash (Adjusted) NOI
San Francisco, CA[1]	91,603	24%
Boston, MA	37,458	10%
Dallas, TX	27,838	7%
San Diego, CA	19,001	5%
Houston, TX	16,660	4%
Tampa, FL	14,312	4%
Nashville, TN	10,628	3%
Philadelphia, PA	10,150	3%
Louisville, KY	9,383	2%
Seattle, WA	9,086	2%
Phoenix, AZ	8,654	2%
Denver, CO	8,425	2%
Atlanta, GA	8,159	2%
Minneapolis, MN	7,196	2%
Washington, DC	7,079	2%
Jacksonville, FL	6,188	2%
New York, NY	4,802	1%
Salt Lake City, UT	4,675	1%
Indianapolis, IN	4,538	1%
Orlando, FL	4,351	1%
Remaining	75,107	19%



Seattle 2%
Minneapolis 2%
San Francisco 24%
Salt Lake City 1%
Denver 2%
Boston 10%
New York 1%
Philadelphia 3%
Washington 2%
Indianapolis 1%
Louisville 2%
Nashville 3%
San Diego 5%
Phoenix 2%
Dallas 7%
Atlanta 2%
Jacksonville 2%
Houston 4%
Orlando 1%
Tampa 4%

Sized in proportion to % of Portfolio Cash (Adjusted) NOI

(1)   Primarily consists of the city of South San Francisco, located 10+ miles south of the central business district of San Francisco, in San Mateo County. Healthpeak does not own any assets in the city or county of San Francisco.

Tenant Diversification[1]

As of and for the quarter ended December 31, 2024 square feet in thousands

Tenant Diversification[2]



- Physician Group Practices 15.3%
- Large Cap Biopharma 10.5%
- Private Biopharma 8.5%
- Small Cap Biopharma 7.7%
- Mid Cap Biopharma 7.1%
- Med Device / R&D / University & Specialty Outpatient Services 6.5%
- Other 4.4%
- Health System 39.9%

$1.5B Annualized Based Rent

TOP 20 TENANTS

Tenant / Parent	Classification[2]	Leased Square Feet	Weighted Average Remaining Lease Term in Years	% of ABR
HCA Healthcare[3]	Health System	4,995	6.9	10.1
CommonSpirit Health[4]	Health System	2,046	9.8	2.9
McKesson Corporation	Health System	676	3.3	1.5
Ascension Health	Health System	761	4.2	1.4
University of Louisville	Health System	831	5.4	1.4
Northside Hospital	Health System	815	7.0	1.3
Alphabet[5]	Large Cap Biopharma	242	7.7	1.3
Arcus Biosciences	Mid Cap Biopharma	260	7.0	1.1
HonorHealth	Health System	565	5.2	1.1
Community Health Systems	Health System	952	5.3	1.1
Johnson & Johnson	Large Cap Biopharma	246	6.4	1.1
Bristol-Myers Squibb	Large Cap Biopharma	222	5.1	1.1
Astellas Pharma	Large Cap Biopharma	178	9.3	1.1
Novo Nordisk	Large Cap Biopharma	225	9.4	1.1
Norton Healthcare	Health System	650	4.2	1.0
Memorial Hermann	Health System	1,638	5.4	1.0
Pfizer	Large Cap Biopharma	180	4.9	1.0
Revolution Medicines	Mid Cap Biopharma	190	11.0	0.9
Nkarta	Small Cap Biopharma	127	8.7	0.9
Tenet Healthcare	Health System	421	4.6	0.9
Total Top 20		**16,218**	**6.7**	**33.3**

(1) Excludes Healthpeak's CCRC, Senior Housing JV, and loans receivable since there is no tenant.
(2) Specialty outpatient services includes tenant types such as ambulatory surgical centers, cancer treatment centers, imaging and radiology that are not leased to health systems. Biopharma companies are classified by market cap at quarter-end as follows: Large Cap greater than $10 billion; Mid Cap between $10 billion and $500 million; and Small Cap less than $500 million.
(3) HCA Healthcare's ABR is spread across 49 different cities.
(4) CommonSpirit Health's ABR is spread across 25 different cities.
(5) Represents lab space leased by Calico, a life science subsidiary of Alphabet.

Leasing Metrics

As of December 31, 2024, square feet in thousands, presented at 100%

4Q24 LEASING ACTIVITY

	Outpatient Medical		Lab		Total
Renewals, amendments and extensions					
Leased Square Feet		711		218	930
Annualized Base Rent Per Sq. Ft	$	29.77	$	58.99	
% Change in Cash Rents		1.8		29.5	10.7
Average Tenant Improvements per Sq. Ft. per year	$	1.96	$	12.98	$ 4.55
Average Leasing Costs per Sq. Ft. per year	$	0.89	$	3.86	$ 1.59
Average Lease Term (Months)		68		61	66
New lease commencements					
Leased Square Feet		214		87	301
Annualized Base Rent Per Sq. Ft	$	27.33	$	69.52	
Average Tenant Improvements per Sq. Ft. per year	$	3.54	$	11.11	$ 5.73
Average Leasing Costs per Sq. Ft. per year	$	1.22	$	3.87	$ 1.98
Average Lease Term (Months)		83		105	90

FULL YEAR LEASING ACTIVITY

	Outpatient Medical		Lab		Total
Renewals, amendments and extensions					
Leased Square Feet		5,214		970	6,184
Annualized Base Rent Per Sq. Ft	$	27.08	$	55.17	
% Change in Cash Rents		6.8		11.4	8.1
Average Tenant Improvements per Sq. Ft. per year	$	2.36	$	6.68	$ 3.04
Average Leasing Costs per Sq. Ft. per year	$	0.83	$	3.06	$ 1.18
Average Lease Term (Months)		81		84	82
Trailing Twelve Month Retention Rate[1]		88.2 %		78.2 %	86.5 %
New lease commencements					
Leased Square Feet		807		904	1,711
Annualized Base Rent Per Sq. Ft	$	27.99	$	66.41	
Average Tenant Improvements per Sq. Ft. per year	$	4.95	$	10.35	$ 7.70
Average Leasing Costs per Sq. Ft. per year	$	1.49	$	2.18	$ 1.84
Average Lease Term (Months)		94		100	97

CONTRACTUAL LEASE ESCALATORS[2]

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fixed	31,801	9,288	41,090	95.8
Fixed Escalator	2.7%	3.2%	2.9%	
CPI	1,643	154	1,798	4.2
CPI Escalator[3]	3.0%	3.0%	3.0%	
Total	**33,445**	**9,443**	**42,888**	**100.0**
Total Escalator	**2.7%**	**3.2%**	**2.9%**	

LEASE TYPE[2]

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Triple-Net[4]	25,559	8,577	34,135	79.6
Base Year[5]	6,162	763	6,926	16.1
Gross[6]	1,724	103	1,827	4.3
Total	**33,445**	**9,443**	**42,888**	**100.0**

OWNERSHIP TYPE

	Total Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fee Simple	20,533	9,456	29,989	64.1
Ground Lease	16,515	260	16,775	35.9
Total	**37,048**	**9,716**	**46,764**	**100.0**
WALT[7]	74	38	74	

(1) In 1Q24, new lease commencements included a lease for a 126,000 square foot property that was leased directly to the former subtenant. Retention would be 88.4% for Lab and 88.2% for Total if this lease was reflected as a renewal.
(2) Assets that are held for sale are excluded from Leased Square Feet. One asset is held for sale as of December 31, 2024.
(3) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average full year year-over-year change in CPI, which will vary over time and is based on specific lease terms.
(4) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(5) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable by Healthpeak from the tenant.
(6) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(7) Weighted Average remaining Lease Term ("WALT") in years for ground leases includes renewal options.

Lease Expirations

As of December 31, 2024, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

	Outpatient Medical		Lab		Total			
Year	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	%	Annualized Base Rent[2]	%
2025[2][3]	3,845	$ 105,620	675	$ 35,987	4,519	10.5	$ 141,608	9.7
2026	4,096	116,559	409	28,423	4,505	10.5	144,982	9.9
2027	3,088	85,480	1,089	57,285	4,177	9.7	142,764	9.8
2028	3,945	96,700	704	38,340	4,649	10.8	135,039	9.2
2029	3,198	92,759	844	53,436	4,042	9.4	146,195	10.0
2030	2,237	60,431	1,143	79,287	3,380	7.9	139,718	9.6
2031	2,607	65,514	1,079	72,291	3,686	8.6	137,805	9.4
2032	2,728	64,241	1,014	66,188	3,743	8.7	130,428	8.9
2033	1,668	47,918	705	53,414	2,374	5.5	101,331	6.9
2034	1,494	38,004	693	52,233	2,188	5.1	90,237	6.2
Thereafter	4,538	102,795	1,087	48,719	5,625	13.1	151,513	10.4
	33,445	**$ 876,020**	**9,443**	**$ 585,601**	**42,888**	**100.0**	**$ 1,461,621**	**100.0**

MATERIAL NEAR-TERM PURCHASE OPTIONS

Lease Maturity Year	Option Date[4]	Name	Property Count	MSA	Property Type	Cash (Adjusted) NOI Annualized	Option Price
2026	10/2025	Innovation	1	San Diego, CA	Outpatient Medical	$ 1,746	$ 31,700
2027, 2034	01/2026	Myriad Campus	4	Salt Lake City, UT	Lab	7,065	68,484

(1) Includes unconsolidated joint ventures and excludes one asset held for sale at December 31, 2024.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments. Month-to-month and holdover leases are included in 2025 expirations.
(3) Lab leased square feet expiring in 2025 includes 276,000 that is planned to undergo Redevelopment, 103,000 under LOI, and 102,000 under negotiation.
(4) Reflects the earliest point at which the purchase option can be exercised.

CCRC

As of and for the quarter ended December 31, 2024, dollars in thousands, except REVPOR

TOTAL CCRC PORTFOLIO

	Property Count	Net Portfolio Investment[1]	Resident Fees and Services, excluding NREFS[2]	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,281,576	$ 102,385	$ 20,551	$ (91,290)	$ 31,646	6,036	86.5	$ 7,845	$ 40,628
Sunrise Senior Living	2	273,844	20,183	2,844	(18,080)	4,947	1,024	81.7	9,170	5,914
Remaining	—	—	—	—	(546)	(546)	N/A	N/A	N/A	—
Total	**15**	**$ 1,555,421**	**$ 122,569**	**$ 23,394**	**$ (109,917)**	**$ 36,046**	**7,060**	**85.8**	**$ 8,028**	**$ 46,542**

TOTAL CCRC PORTFOLIO

		4Q23	1Q24	2Q24	3Q24	4Q24
IL Units		4,846	4,847	4,820	4,819	4,819
AL Units		921	921	921	921	921
Memory Care Units		304	304	304	304	304
Skilled Nursing Units		1,026	1,016	1,016	1,016	1,016
Total Units		7,097	7,088	7,061	7,060	7,060
IL, AL, and Memory Care Occupancy %		84.6	84.6	85.0	84.8	85.6
Skilled Nursing Occupancy %		86.7	88.6	88.3	87.2	87.3
Total Occupancy %		84.9	85.2	85.4	85.2	85.8
REVPOR CCRC	$	7,536	$ 7,655	$ 7,764	$ 7,919	$ 8,028
REVPOR CCRC excluding NREF Amortization		6,314	6,465	6,585	6,665	6,742
NREF Cash Collections	$	31,019	$ 28,962	$ 33,518	$ 33,668	$ 46,542
NREF Amortization		22,105	21,577	21,401	22,622	23,394
Portfolio Cash Real Estate Revenues	$	136,340	$ 138,776	$ 140,890	$ 142,846	$ 145,963
Portfolio Cash Operating Expenses		(106,860)	(105,622)	(107,207)	(109,625)	(109,917)
Portfolio Adjusted NOI	$	**29,481**	$ **33,155**	$ **33,683**	$ **33,220**	$ **36,046**

(1) Net Portfolio Investment is gross Portfolio Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of December 31, 2024, the balances of NREFs and refundable Entrance Fees were $615.7 million and $236.6 million, respectively.
(2) Represents Resident Fees and Services from our Consolidated Statement of Operations, excluding NREF amortization.

Other

As of and for the quarter ended December 31, 2024, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		4Q23	1Q24	2Q24	3Q24	4Q24	Year-Over-Year Growth
Property count		19	19	19	19	19	—
IL Units		2,442	2,442	2,442	2,442	2,442	
AL Units		645	645	645	645	646	
Memory Care Units		166	166	166	166	165	
Skilled Nursing Units		101	101	101	101	101	
Total Units		3,354	3,354	3,354	3,354	3,354	
Occupancy %		78.6	78.1	78.9	80.8	81.4	280 bps
REVPOR[1]	$	5,005 $	5,109 $	5,032 $	5,016 $	4,963	(0.8%)
Portfolio Cash Real Estate Revenues[1]	$	21,167 $	21,476 $	21,360 $	21,816 $	21,750	2.8%
Portfolio Cash Operating Expenses		(15,243)	(16,090)	(15,546)	(16,229)	(16,136)	5.9%
Portfolio Cash (Adjusted) NOI[1]	$	**5,924** $	**5,387** $	**5,814** $	**5,586** $	**5,614**	**(5.2%)**

DEBT INVESTMENTS

		Investment[2]	Interest Income	Weighted Average as of December 31, 2024	
				Yield	Maturity in Years[3]
Seller financing loans	$	524,479 $	10,993	8.3%	1.5
Development and other loans		164,317	4,206	10.4%	1.1
Loans Receivable[4]	$	**688,797** $	**15,199**	**8.8%**	**1.4**

(1) Business interruption insurance proceeds of $0.6 million were received in 4Q23. Excluding these funds Year-Over-Year change in REVPOR, Portfolio Cash Real Estate Revenues and Portfolio Cash (Adjusted) NOI would be 2.0%, 5.7%, and 5.5% respectively.
(2) Excludes $10.5 million of estimated reserves for loan losses in accordance with ASC 326, resident loans on CCRC entrance fee contracts of $61.3 million, and discounts/premiums on notes of $22.4 million.
(3) Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 2.7 years.
(4) In January 2025, the Company received full repayment of i) $48 million senior housing seller financing with a 12% interest rate and ii) $15 million secured loan with an 8% interest rate.

Components of Net Asset Value

As of and for the quarter ended December 31, 2024, dollars and shares in millions

PORTFOLIO CASH (ADJUSTED) NOI AT SHARE

	Quarter Ending December 31, 2024	Significant Adjustments[1]	Annualized
Outpatient Medical	$ 197	$ —	$ 788
Lab	147	—	586
CCRC	36	—	144
SWF SH JV	6	—	22
Total Portfolio Cash (Adjusted) NOI	**385**	**$ —**	**$ 1,541**
CCRC NREF cash collections in excess of NREF amortization	—	23	93
Total	**$ 385**	**$ 23**	**$ 1,634**

DEVELOPMENT AND REDEVELOPMENT PROPERTIES[2]

	Estimated Cost to Complete	Estimated Total Cost	Projected Stabilized Portfolio Cash (Adjusted) NOI
Development	$ 146	$ 564	$ 39
Redevelopment	313	421	57
Total	**$ 459**	**$ 985**	**$ 96**

LAND HELD FOR DEVELOPMENT / CASH / LOANS RECEIVABLE

Book value of land held for development	$ 757
Cash, cash equivalents, and restricted cash	184
Loans receivable, net of reserves	717
Total	**$ 1,658**

DEBT AND OTHER LIABILITIES[3]

Bank line of credit and commercial paper	$ 150
Term loans	1,650
Senior unsecured notes	6,700
Mortgage debt	356
Share of unconsolidated JV debt	192
Other liabilities (assets), net[4]	612
Total	**$ 9,660**

Fully-diluted shares and units	**717**

(1) Significant adjustments for mid-quarter acquisitions, dispositions, and development/redevelopment activity. Also includes an adjustment for the difference between CCRC NREF amortization and NREF cash collections.

(2) See Development and Redevelopment detail on page 18. Projected Stabilized Portfolio Cash (Adjusted) NOI for redevelopments assumes a return on incremental capital and a return to stabilized occupancy levels.

(3) Represents principal amounts due and excludes unamortized premiums/discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet.

(4) Includes accounts payable, accrued liabilities, and other liabilities net of other assets. Excludes certain non-cash liabilities and assets including straight-line rents and net leasing costs.

Glossary

Adjusted Fixed Charge Coverage*
Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*
See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent ("ABR")
The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties within the other non-reportable segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non- cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash (Adjusted) Net Operating Income ("NOI")*
Cash (Adjusted) NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and government grant income and exclusive of interest income), less property level operating expenses; and excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. Cash (Adjusted) NOI include the Company's pro rata share of Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures. See the "Cash (Adjusted) NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Completion Date - Development/Redevelopment
For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt
The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*
The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt
Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")
A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Cost to Complete
Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

Debt Investments
Loans secured by a direct interest in real estate and mezzanine loans.

Development
Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*
EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and merger-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*
Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*
Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*
Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees
Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*
Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*
Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*
See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")
Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Initial Occupancy
Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy. For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date.

Investment and Portfolio Investment*
Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment include land held for development.

Merger-Combined Same-Store ("SS")*
Merger-Combined Same-Store Cash (Adjusted) NOI includes legacy Physicians Realty Trust properties that met the same-store criteria as if they were owned by the Company for the full analysis period. This information allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Merger-Combined Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Merger-Combined Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Merger-Combined Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, or a significant tenant relocates from a Merger-Combined Same-Store property to a Merger-Combined non Same-Store property and that change results in a corresponding increase in revenue. We do not report Merger-Combined Same-Store metrics for our other non-reportable segments.

Management believes that continued reporting of the same-store portfolio for only pre-merger Healthpeak Properties, Inc. offers minimal value to investors who are seeking to understand the operating performance and growth potential of the combined company. The Company was provided access to the underlying financial statements of legacy Physicians Realty Trust (which financial statements have been audited or, in the case of interim periods, reviewed) and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same-store definition across the combined portfolio. As a result of the merger, approximately 98% of the combined portfolio is represented in the Merger-Combined Same-Store presentation for the outpatient medical segment.

Merger-Combined Same-Store Cash (Adjusted) NOI*
Merger-Combined Same-Store Cash (Adjusted) NOI is Merger-Combined Same-Store Cash Real Estate Revenues less Merger-Combined Same-Store Cash Operating Expenses.

Merger-Combined Same-Store Cash Operating Expenses*
Merger-Combined Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Operating Expenses represent property level operating expenses (which exclude transition costs) and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Merger-Combined Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Merger-Combined Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Merger-Combined Same-Store Cash Real Estate Revenues*
Merger-Combined Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Merger-Combined Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Merger-Combined Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Metropolitan Statistical Areas ("MSA")
Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*
Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*
Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Occupancy
For lab buildings and outpatient medical buildings, Occupancy represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities, senior housing facilities acquired during the relevant period where a full calendar quarter is not available, and facilities held for sale. Senior housing occupancy was derived solely from information provided by operators without independent verification by us.

Portfolio Adjusted NOI*
Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Glossary

Portfolio Cash Operating Expenses*

Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Cash Real Estate Revenues*

Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Projected Stabilized Cash Yield

Projected Cash (Adjusted) NOI at stabilization divided by the expected total development costs.

Recurring Capital Expenditures

Recurring Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

Revenue Enhancing Capital Expenditures

Revenue Enhancing Capital Expenditures include costs incurred to build out suites in shell condition or to reposition space that is expected to result in additional revenue upon the space being re-leased.

REVPOR*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, or acquired during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

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* Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
https://ir.healthpeak.com/quarterly-results.

Additional Information

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



Springwoods Village Outpatient Medical Facility
Spring, TX